  Exhibit 99.1

Auryn Accelerates Purchase of Sombrero Concessions from Alturas

Vancouver, Canada – September 3, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG) (“Auryn” or the “Company”) is pleased to announce that it has completed the purchase of six Sombrero copper-gold concessions in southern Peru that had been optioned in 2016 from Alturas Minerals S.A. (“Alturas”) (TSX-V: ALT, LMA: ALT) (Figure 1). The final option payment of US$5,000,000 due to Alturas was reduced to approximately US$3,000,000 in consideration of early exercise of the option. Payment will be made through the issuance of 1,100,000 Auryn common shares negotiated at C$2.90 and US$621,466 in cash. The shares are subject to a 4-month resale restricted period in Canada and will not be registered in the United States.

A Message from Ivan Bebek, Executive Chairman & Director of Auryn:

“We view Sombrero as a district-scale exploration opportunity and are pleased to exercise the Alturas option agreement with a discount to the final payment.

“Cleaning up our ownership will streamline the process of obtaining the remaining permits needed for drilling, which we anticipate in the first quarter of 2021.

“We are also working toward permitting the Nioc and Good Lucky targets within the Sombrero district to create a pipeline of drill-ready targets that can be advanced consecutively, avoiding further work delays due to permitting. Results from ongoing surface work programs and updates on permitting advancements can be expected in September and October.”

Sombrero Property

AURYN RESOURCES

Sombrero North
Sombrero South
Legend
Auryn Claims
Alturas Concessions
Infinita Prosperidad Minera
Rio Tinto
Other Claims
N
6 km
Uchuy
Totora
Good Lucky
Alturas Concessions
Nioc
Fierrazo
Sombrero Main
Escondido
Corrales
Infinita Prosperidad Minera
Rio Tinto

Figure 1: Illustrates the location of the Alturas concessions on the Sombrero North property in relation to Auryn’s exploration targets.

About the Sombrero Project:

The Sombrero property is located in southern Peru, approximately 345 kilometers southeast of Lima. It comprises over 130,000 hectares of which the Alturas option was 4,600 ha. Auryn believes Sombrero is hosted within a northwestern extension of the Andahualylas-Yauri copper-gold porphyry and skarn belt, which hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits.

Michael Henrichsen P. Geol. is the Qualified person who has reviewed the technical contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

   About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company built a portfolio of six projects in Canada and Peru containing gold, silver and copper resources and exploration targets. On July 29, 2020, Auryn announced its intention to spin out its Peruvian assets into two new companies and acquire Eastmain Resources, creating a Canadian gold-focused exploration and development company to be renamed as Fury Gold Mines. The Company’s two flagship Canadian properties are the Committee Bay gold project in Nunavut and Homestake gold project in British Columbia for which an amended preliminary economic assessment was filed effective June 24, 2020. Upon closing of the spinout and acquisition transactions, expected in October 2020, Fury Gold’s three core assets will comprise of Eau Claire in Quebec, Committee Bay and Homestake Ridge. Auryn shareholders, invested prior to the completion of the transactions, will become shareholders of Fury and will also receive shares in the two new Canadian spin out companies, one holding the Sombrero copper-gold project, and the other holding both the Curibaya silver-gold project and Huilacollo gold project. Auryn’s technical and management teams have an impressive track-record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability. For more information on the company and the transactions, please visit www.aurynresources.com.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions or the determination of the possible geological settings of such concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.